UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Sauceda 28

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Explanatory Note

This Report on Form 6-K contains, as exhibits, certain documents listed below relating to the issuance and sale by Banco Bilbao Vizcaya Argentaria, S.A. (the “Issuer”) of $1,000,000,000 of its 3.000% Fixed Rate Senior Notes due 2020 (the “Securities”). This Report on Form 6-K and the Exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-190136 on Form F-3.

Exhibit Index

Exhibit	Description of Exhibit

1.1	Pricing Agreement dated October 13, 2015

4.16	First Supplemental Indenture for the Securities between the Issuer and The Bank of New York Mellon, as Trustee, Paying Agent, Security Registrar and Transfer Agent dated as of October 20, 2015

4.17	Form of Security Certificate representing the Securities (included in Exhibit 4.16)

5.1	Opinion of Davis Polk & Wardwell LLP, special United States counsel to the Issuer, as to the legality of the Securities being registered

5.2	Opinion of J&A Garrigues, S.L.P., Spanish counsel to the Issuer, as to the legality of the Securities being registered

23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.2	Consent of J&A Garrigues, S.L.P. (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Erik Schotkamp
Name:	Erik Schotkamp
Title:	Capital & Funding Management Director

    Date: October 20, 2015

3